Exhibit 99.1

PENN WEST EXPLORATION ANNOUNCES 2013 SECOND QUARTER DIVIDEND

FOR IMMEDIATE RELEASE, May 1, 2013

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST”) is pleased to announce that the Board of Directors has declared a second quarter 2013 dividend of $0.27 per share to be paid on July 15, 2013 to shareholders of record at the close of business on June 28, 2013. Shareholders are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE. All dollar amounts herein are in Canadian Dollars.

For further information, please contact:

PENN WEST EXPLORATION	Investor Relations:
Penn West Plaza	Toll Free: 1-888-770-2633
Suite 200, 207 – 9th Avenue SW	E-mail: investor_relations@pennwest.com
Calgary, Alberta T2P 1K3

Phone: 403-777-2500	Murray Nunns, President & Chief Executive Officer
Fax: 403-777-2699	Phone: 403-218-8939
Toll Free: 1-866-693-2707	E-mail: murray.nunns@pennwest.com
Website: www.pennwest.com
Clayton Paradis, Manager, Investor Relations
Phone: 403-539-6343
E-mail: clayton.paradis@pennwest.com